12-9-2003



03051599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 12-4-03

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SEC MAIL PROCESSING RECEIVED DEC - 1 2003 WASH, D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23962

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Advisors & Consultants, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

804 West Park Ave., Bldg C.
(No. and Street)

Ocean (City) NJ (State) 07712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A Rice (732) 493-0620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W Kinas, CPA
(Name – *if individual, state last, first, middle name*)

80 Steiner Avenue (Address) Neptune City (City) NJ (State) 07753 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E Musumeci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Advisors & Consultants, Inc, as of November 24, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public

SABINE D. ROMA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 7/16/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ADVISORS & CONSULTANTS, INC.

AUDITOR'S REPORT

SEPTEMBER 30, 2003

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INDEX

INDEPENDENT AUDITOR'S REPORT	
INTERNAL CONTROL REPORT	
STATEMENT OF FINANCIAL CONDITION	EXHIBIT "A"
STATEMENT OF INCOME	EXHIBIT "B"
SCHEDULE OF SELLING & ADMINISTRATIVE EXPENSES	EXHIBIT "B-1"
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	EXHIBIT "C"
STATEMENT OF CASH FLOWS	EXHIBIT "D"
NOTES TO FINANCIAL STATEMENTS	
COMPUTATION OF NET CAPITAL	SCHEDULE "A-1"
RECONCILIATION OF NET CAPITAL	SCHEDULE "A-2"
COMPUTATION OF AGGREGATE INDEBTEDNESS	SCHEDULE "A-3"

JACK W. KINAS

CERTIFIED PUBLIC ACCOUNTANT

MEMBER OF THE
AMERICAN INSTITUTE AND
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

We have audited the accompanying statement of financial condition of Investment Advisors & Consultants, Inc. as of September 30, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of Investment Advisors & Consultants, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A-1, A-2 and A-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 18, 2003

80 STEINER AVENUE, NEPTUNE CITY, NEW JERSEY 07753 • TEL. 732-502-0400 • FAX 732-502-4884

JACK W. KINAS

CERTIFIED PUBLIC ACCOUNTANT

MEMBER OF THE
AMERICAN INSTITUTE AND
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Advisors & Consultants, Inc.
Ocean, New Jersey 07712

In planning and performing our audit of the financial statements of Investment Advisors & Consultants, Inc. for the fiscal year ended September 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

80 STEINER AVENUE, NEPTUNE CITY, NEW JERSEY 07753 • TEL. 732-502-0400 • FAX 732-502-4884

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



November 18, 2003

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS			
Cash	$ 217,740		
Commission Receivable	775,910		
Prepaid Expenses & Other Current Assets	45,171		
TOTAL CURRENT ASSETS			$1,038,821
FIXED ASSETS (Note 1)			
Office Equipment	198,011		
Less: Accum. Depreciation	176,774	21,237	
Leasehold Improvements	14,460		
Less: Accum. Amortization	9,761	4,699	
FIXED ASSETS @ NET BOOK VALUE			25,936
TOTAL ASSETS			$1,064,757

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable & Accrued Expenses	$ 26,282	
Commissions Payable	697,720	
Note Payable – Insurance	72,082	
TOTAL CURRENT LIABILITIES		$ 796,084
OTHER LIABILITIES		
Other Liabilities		- 0 -
STOCKHOLDERS' EQUITY		
Capital Stock – No Par or Stated Value Auth. 1,000 Sh., Issued & Outstanding 200 Sh.	5,800	
Retained Earnings (Exhibit "C")	262,873	
TOTAL STOCKHOLDERS' EQUITY		268,673
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,064,757

EXHIBIT "A"

The Accompanying Notes are an Integral Part
of these Financial Statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

	AMOUNT		% TO SALES
COMMISSION INCOME		$10,745,056	100.0
COMMISSION EXPENSE - Sales	8,438,538		
- Officers	887,722	9,326,260	86.8
NET OPERATING INCOME BEFORE SELLING & ADMINISTRATIVE EXPENSE		1,418,796	13.2
SELLING & ADMINISTRATIVE EXPENSES See Exhibit "B-1"		1,435,185	13.3
NET OPERATING LOSS		(16,389)	(0.1)
OTHER INCOME & (EXPENSES)			
Interest Income	2,227		-
Interest Expense	(2,091)		-
Conversion Costs	(40,000)		-
TOTAL OTHER LOSS		(38,864)	(0.4)
NET INCOME (LOSS) BEFORE PROVISION FOR FEDERAL AND STATE INCOME TAX		(56,253)	(0.5)
PROVISION FOR FEDERAL AND STATE INCOME TAX		1,389	-
NET (LOSS) INCOME FOR THE YEAR		$(57,642)	(0.5)

EXHIBIT "B"

The accompanying Notes are an Integral Part of these Financial Statement

INVESTMENT ADVISORS & CONSULTANTS, INC.
SCHEDULE OF SELLING & ADMINISTRATIVE EXPENSES
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

SELLING & ADMINISTRATIVE EXPENSES			
Rent & Utilities	50,269		0.5
Telephone Expense	61,490		0.5
Auto Expenses	54,639		0.5
Depreciation Expense	8,340		-
Office Salary	467,769		4.5
Officers' Salary	59,342		0.5
Payroll Taxes	45,782		0.4
Office Supplies & Expenses	152,274		1.5
Employee Health & Life Insurance	100,140		0.9
Professional Fees	35,773		0.3
Insurance Expense	23,678		0.2
Travel & Entertainment	216,273		2.1
Advertising & Promotion	1,997		-
Miscellaneous Expenses	44,412		0.4
Licenses & Registrations	24,891		0.2
Seminars & Training	8,684		-
Technology Costs	79,432		0.8
TOTAL SELLING & ADMIN. EXPENSES		1,435,185	13.3

EXHIBIT B-1"

The accompanying Notes are an Integral Part
of these Financial Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
OR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

	Capital Stock	Retained Earnings
BEGINNING BALANCE – October 1, 2002	$5,800	$320,515
ADD: Net Income (Loss) for the Year		(57,642)
ENDING BALANCE - September 30, 2003	$5,800	$262,873

EXHIBIT "C"

The Accompanying Notes are an Integral Part
of these Financial Statements

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ (57,642)	
Adjustments to Reconcile Net Income To Net Cash Used By Operating Activities		
Depreciation	8,340	
(Increase) Decrease in:		
Commissions Receivable	(94,846)	
Prepaid Expenses	(25,210)	
Increase (Decrease) in:		
Trade Payments & Taxes	(767)	
Commissions Payable	94,421	
NET CASH PROVIDED BY OPERATING ACTIVITIES		(75,704)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	(674)	
NET CASH USED FOR INVESTING ACTIVITIES		(674)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in Installment Obligations	(72,082)	
NET CASH USED FOR FINANCING ACTIVITIES		72,082
NET DECREASE IN CASH		(4,296)
CASH AT BEGINNING OF YEAR		222,036
CASH AT END OF YEAR		217,740
SUPPLEMENTAL DISCLOSURES		
Income Taxes Paid		$ 7,159

EXHIBIT "D"

The Accompanying Notes are an Integral Part
of these Financial Statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE COMPANY'S BUSINESS

Investment Advisors & Consultants, Inc., was incorporated under the laws of the State of New Jersey on May 24, 1979; the corporation is a registered broker dealer licensed in New York, New Jersey, Pennsylvania, Florida, Massachusetts, Delaware, North Carolina, Maryland, Connecticut, Washington, D.C., Colorado, Virginia, South Carolina, California, Oklahoma, Texas, Arizona, Kansas, Missouri, Vermont, Georgia, Indiana, Michigan, Oregon, Rhode Island, New Hampshire, Maine, New Mexico, Ohio and Hawaii for sale of mutual funds and variable annuity products. The Company also acts as an introducing broker dealer for the sale of individual securities.

The Corporation is licensed under regulations of the Securities and Exchange Commission and the National Association of Security Dealers and is a member of Securities Investor Protection Corporation.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

FURNITURE, EQUIPMENT & LEASEHOLD IMPROVEMENTS

Furniture and equipment are carried at cost. Depreciation is recorded under the MACRS method.

Leasehold improvements are carried at cost. Amortization is recorded under the straight-line method. Since the difference in depreciation for book and tax purposes is considered immaterial, no provision is necessary for deferred tax liabilities.

NOTE 2 - RELATED PARTY TRANSACTIONS

Investment Advisors rents office space at fair market value from an agency that is 50% owned by an officer of the company.

NOTE 3 - INCOME TAXES

The provision for income taxes is comprised of the following components:

Income Taxes Currently Reportable:

Federal	$- 0 -
State	1,389
Provision	$1,389

COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2003

A/	Total Ownership Equity from Balance Sheet (Exhibit "A")	$268,673
B/	Add: Allowable Subordinated Liabilities	-
C/	Total Capital and Allowable Subordinated Liabilities	268,673
D/	Less: Deductions and/or Charges	88,667
E/	Net Capital Before Haircuts on Securities Positions	180,006
F/	Haircuts on Securities	-
G/	NET CAPITAL	$180,006

SCHEDULE "A-1"

The Accompanying Notes are an Integral Part
of these Financial Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT

INVESTMENT ADVISORS & CONSULTANTS, INC.
RECONCILIATION OF NET CAPITAL
SEPTEMBER 30, 2003

NET CAPITAL	
(Form X-17A-5) Part IIA	$180,477
Add: Increase of Allowable Assets (Per Audit)	13,368
Less: Increase of Allowed Payable (Per Audit)	(13,839)
Net Capital (Accountant's Report) (Schedule "A-1")	$180,006

SCHEDULE "A-2"

The Accompanying Notes are an integral Part
of these Financial Statement

INVESTMENT ADVISORS & CONSULTANTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2003

A/	Total Liabilities (A.I.) from Balance Sheet (Exhibit "A")		$ 796,084
B/	Add:		
	1) Drafts for Immediate Credit		
	2) Market Value of Securities	-	
	Borrowed for which no equivalent	-	
	Value is paid or credited	-	
C/	TOTAL AGGREGATE INDEBTEDNESS		$ 796,084
D/	Percentage of Aggregate Indebtedness to Net Capital		
	$ 796,084 / 180,006 (Schedule "A-1")		442.25%

SCHEDULE "A-3"

The Accompanying Notes are an Integral Part of these Statements

JACK W. KINAS
CERTIFIED PUBLIC ACCOUNTANT